UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Direct Digital Holdings, Inc.

 (Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

25461T105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25461T105	SCHEDULE 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS
Direct Digital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,278,000(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
11,278,000(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,278,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
77.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 11,278,000 common units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Common units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value, will be cancelled.
(2)	The percent of class was calculated based on (i) 3,260,364 shares of Class A Common Stock outstanding as of November 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 11,278,000 common units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of December 31, 2022. The common units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	SCHEDULE 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS
AJN Energy & Transport Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,278,000(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,278,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,278,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
77.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 11,278,000 common units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Common units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled.
(2)	The percent of class was calculated based on (i) 3,260,364 shares of Class A Common Stock outstanding as of November 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 11,278,000 common units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by Direct Digital Management, LLC as of December 31, 2022. The common units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	SCHEDULE 13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS
SKW Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
40,000

	6	SHARED VOTING POWER
11,278,000(1)

	7	SOLE DISPOSITIVE POWER
40,000

	8	SHARED DISPOSITIVE POWER
11,278,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,318,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
77.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 11,278,000 common units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Common units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled.
(2)	The percent of class was calculated based on (i) 3,260,364 shares of Class A Common Stock outstanding as of November 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 11,278,000 common units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by Direct Digital Management, LLC as of December 31, 2022. The common units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	SCHEDULE 13G	Page 5 of 9

1	NAMES OF REPORTING PERSONS
Keith Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
71,124(1)

	6	SHARED VOTING POWER
11,318,000(2)

	7	SOLE DISPOSITIVE POWER
71,124(1)

	8	SHARED DISPOSITIVE POWER
11,318,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,389,124(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
78.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes warrants exercisable for 71,124 shares of the Issuer’s Class A Common Stock within 60 days of December 31, 2022.
(2)	Includes 11,278,000 common units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Common units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled. Also includes 40,000 shares of Class A Common Stock directly owned by SKW Financial LLC, an entity over which Mr. Smith and his wife share voting and dispositive power .
(3)	The percent of class was calculated based on (i) 3,260,364 shares of Class A Common Stock outstanding as of November 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 11,278,000 common units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by Direct Digital Management, LLC as of December 31, 2022, plus (iii) warrants exercisable for 71,124 shares of the Issuer’s Class A Common Stock within 60 days of December 31, 2022. The common units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	SCHEDULE 13G	Page 6 of 9

1	NAMES OF REPORTING PERSONS
Mark Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
27,259(1)

	6	SHARED VOTING POWER
11,278,000(2)

	7	SOLE DISPOSITIVE POWER
27,259(1)

	8	SHARED DISPOSITIVE POWER
11,278,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,305,259(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
77.6%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes warrants exercisable for 27,259 shares of the Issuer’s Class A Common Stock within 60 days of December 31, 2022.
(2)	Includes 11,278,000 common units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Common units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled.
(3)	The percent of class was calculated based on (i) 3,260,364 shares of Class A Common Stock outstanding as of November 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 11,278,000 common units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by Direct Digital Management, LLC as of December 31, 2022, plus (iii) warrants exercisable for 27,259 shares of the Issuer’s Class A Common Stock within 60 days of December 31, 2022. The common units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	SCHEDULE 13G	Page 7 of 9

Item 1.	Issuer

(a)	Name of Issuer:

Direct	Digital Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1177 West Loop South, Suite 1310

Houston, Texas 77027

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Direct Digital Management, LLC

(ii)	AJN Energy & Transport Ventures, LLC (“AJN”)

(iii)	SKW Financial LLC (“SKW”)

(iv)	Mark Walker (“Mr. Walker”)

(v)	Keith Smith (“Mr. Smith”)

Direct Digital Management, LLC is a holding company in which Mr. Walker, the Issuer’s Chairman and Chief Executive Officer, and Mr. Smith, the Issuer’s President, each indirectly hold a 50% economic and voting interest. AJN and SKW each own 50% of the equity interests in Direct Digital Management, LLC. Mr. Walker and his wife share voting and dispositive power with respect to the common units of Direct Digital Holdings, LLC (and the shares of Class B common stock of the Issuer relating thereto) held indirectly by AJN. Mr. Smith and his wife share voting and dispositive power with respect to (i) the common units of Direct Digital Holdings, LLC (and the shares of Class B common stock of the Issuer relating thereto) held indirectly by SKW and (ii) shares of Class A Common Stock held directly by SKW. In addition, Mr. Walker holds warrants exercisable for 27,259 shares of Class A Common Stock, and Mr. Smith holds warrants exercisable for 71,124 shares of Class A Common Stock.

Direct Digital Management, LLC was formed under the laws of the State of Delaware. Each of AJN and SKW was formed under the laws of the State of Texas. Each of Mark Walker and Keith Smith are citizens of the United States of America.

The address of the principal business and the principal office of Direct Digital Management, LLC is 1177 West Loop South, Suite 1310, Houston, Texas 77027. The address of the principal business and the principal office of AJN is 10219 Piping Rock, Houston, Texas 77042. The address of the principal business and the principal office of SKW is 1705 Monarch Oaks Street, Houston, Texas 77055. The address of the principal business office of Mr. Walker is c/o Direct Digital Holdings, Inc., 1177 West Loop South, Suite 1310, Houston, Texas 77027. The address of the principal business office of Mr. Smith is c/o Direct Digital Holdings, Inc., 1177 West Loop South, Suite 1310, Houston, Texas 77027.

(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share

(e)	CUSIP Number:

25461T105

CUSIP No. 25461T105	SCHEDULE 13G	Page 8 of 9

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) -- (c)	The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person and incorporated herein by reference.

The percent of class for each of Direct Digital Management, LLC, AJN and SKW was calculated based on (i) 3,260,364 shares of Class A Common Stock outstanding as of November 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 11,278,000 common units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by Direct Digital Management, LLC as of December 31, 2022. The common units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 for each of Direct Digital Management, LLC, AJN and SKW.

The percent of class for Mr. Walker was calculated based on (i) 3,260,364 shares of Class A Common Stock outstanding as of November 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 11,278,000 common units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by Direct Digital Management, LLC as of December 31, 2022, plus (iii) warrants exercisable for 27,259 shares of Class A Common Stock. The common units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing Mr. Walker’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

The percent of class for Mr. Smith was calculated based on (i) 3,260,364 shares of Class A Common Stock outstanding as of November 11, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 11,278,000 common units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by Direct Digital Management, LLC as of December 31, 2022, plus (iii) warrants exercisable for 71,124 shares of Class A Common Stock. The common units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing Mr. Smith’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 25461T105	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2023

DIRECT DIGITAL MANAGEMENT, LLC

/s/ Mark Walker
Mark Walker, Managing Partner

/s/ Keith Smith
Keith Smith, Managing Partner

SKW FINANCIAL LLC

/s/ Keith Smith
Keith Smith, Owner

AJN ENERGY & TRANSPORT VENTURES, LLC

/s/ Mark Walker
Mark Walker, Owner

KEITH SMITH

/s/ Keith Smith

MARK WALKER

/s/ Mark Walker